Exhibit 99.3

LUKE ENERGY LTD.
Notice of Annual Meeting of Shareholders

TO:	THE SHAREHOLDERS OF LUKE ENERGY LTD.

    TAKE NOTICE that an Annual Meeting (the “Meeting”) of the shareholders of Luke Energy Ltd. (the “Corporation”) will be held at the Viking Room, Petroleum Club, Calgary, Alberta, on Wednesday, the 19th day of May, 2004 at 3:00 o’clock in the afternoon (Calgary time) for the following purposes:

1.	To receive and consider the financial statements of the Corporation for the ten months ended December 31, 2003, the auditors’ report thereon and the report of the Board of Directors;

2.	To elect directors;

3.	To appoint auditors and to authorize the directors to fix their remuneration as such;

4.	To transact such other business as may properly be brought before the Meeting or any adjournment thereof.

    The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular - Proxy Statement accompanying and forming part of this Notice.

    If you are unable to attend the meeting in person, we request that you date and sign the enclosed form of proxy and mail it to or deposit it with the President of the Corporation c/o Valiant Trust Company 510, 550 – 6th Avenue S.W., Calgary, Alberta T2P 0S2. In order to be valid and acted upon at the meeting, forms of proxy must be returned to the aforesaid address not less than 48 hours before the time for holding the meeting or any adjournment thereof. Shareholders are cautioned that the use of the mails to transmit proxies is at each shareholder’s risk.

    The record date for the determination of shareholders entitled to receive notice of and to vote at the Meeting is the close of business on April 7, 2004 (the “Record Date”). Shareholders of record will be entitled to vote those shares included in the list of shareholders entitled to vote at the Meeting prepared as at the Record Date, unless any such shareholder transfer his shares after the Record Date and the transferee of those shares establishes that he owns the shares and demands, not later than 10 days before the Meeting, that the transferee’s name be included on the list of shareholders entitled to vote at the Meeting, in which case such transferee shall be entitled to vote such shares at the Meeting.

    DATED at Calgary, Alberta, this 1st day of April, 2004.

BY ORDER OF THE BOARD OF DIRECTORS

/s/	Mary C. Blue

Mary C. Blue
President and Chief Operating Officer